too laNovember 9, 2006

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Grant Life Sciences, Inc. (the “Company”)
 Amendment No. 1 to the Registration Statement on SB-2 (“Form SB-2”)
 Filed on November 1, 2006
 File No. 333-137774

Dear Mr. Riedler:

This letter responds to comments contained in the Staff letter, dated November 6, 2006, addressed to Dr. Hun-Chi Lin, the Company’s President, with respect to the Company’s filing of Form SB-2.

We have replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly.

Form SB-2
General

1.
We note your response to comment 1 and specifically to your response that the approximately 34 million shares you are registering would constitute approximately 25.7% of the issued and outstanding shares of the company. However, for purposes of our comment, we look at the total amount of shares that you are offering pursuant to the prospectus, which in this case is approximately 143 million. In that regard, considering the nature and size of the offering of securities pursuant to the prospectus, it appears the offering is a primary offering through AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Please identify these selling shareholders as underwriters in your document, including the cover page and the Selling Shareholders and Plan of Distribution sections.

Response:

In light of the Staff’s comment, the Company has reevaluated the proposed offering and hereby proposes to revise the prospectus to limit the number of shares being offered to 34,140,060 shares and that the additional shares included pursuant to Rule 429 will no longer be included in the prospectus. The size of the offering will therefore be greatly reduced and should no longer be considered a primary offering through AJW Offshore, Ltd., AJW Qualified Partners LLC, AJW Partners LLC and New Millennium Capital Partners II, LLC. Accordingly, there would be no reason to identify such selling shareholders as underwriters in the prospectus.

2.	We note your response to comment 2 and reissue the comment as your registration statement still appears to provide conflicting information. For example, we note the following:

•	In your Calculation of Registration Fee table the prospectus relates to the sale of approximately 143,468,000 shares; and
•	In the first paragraph of the prospectus cover page you indicate the prospectus relates to the sale of up to approximately 34,140,000 shares

Rule 429 permits the carrying forward of unsold securities previously registered. In that regard, a combined offering under Rule 429 constitutes one new offering. Since you are carrying over approximately 109,328,000 shares of common stock from previously filed registration statements and registering an additional amount of approximately 34,140,000 shares of common stock, it appears the prospectus relates to the total offering of approximately 143,468,000 shares of common stock. In that regard, it appears that where you have language in your document indicating the total amount of shares to be offered pursuant to the prospectus that amount should reflect the 143,468,000 share amount. Please revise your document to eliminate the inconsistent information as to how many shares are covered by the registration statement.

Response:

In accordance with our response to comment 1, the Company has determined that the number of shares being offered in the prospectus will be limited to 34,140,060 shares and will no longer carry forward unsold securities pursuant to Rule 429. The prospectus shall be revised accordingly.

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Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/Yoel Goldfeder

Yoel Goldfeder